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                                                                   EXHIBIT 11.01

                              INSYNC SYSTEMS, INC.

                    STATEMENT REGARDING COMPUTING PRO FORMA

                          NET INCOME (LOSS) PER SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

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                                                                   SIX MONTHS
                                                   YEAR ENDED         ENDED
                                                DECEMBER 31, 1996 JUNE 30, 1997
                                                ----------------- -------------
Net income (loss)..............................      $(6,508)        $  310
Accretion of redeemable preferred stock........         (147)           (74)
                                                     -------         ------
Net income (loss) applicable to common
 shareholders..................................      $(6,655)        $  236
                                                     =======         ======
Weighted average common stock outstanding......        5,317          5,109
Weighted average redeemable preferred stock
 outstanding...................................        2,089          2,353
Weighted average of warrants and options
 outstanding...................................           --            541
Common share equivalents for stock options and
 warrants issued at prices below the assumed
 initial public offering price during the
 twelve month period prior to the initial
 filing of the related registration statement..          211            211
                                                     -------         ------
Total pro forma shares used in per share
 computation...................................        7,617          8,214
                                                     =======         ======
Pro forma net income (loss) per share..........      $ (0.87)        $ 0.03
                                                     =======         ======
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